UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

MARPAI, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value (Title of Class of Securities)

571354 109

(CUSIP Number)

Yaron Eitan c/o Marpai, Inc.

615 Channelside Drive, Suite 207

Tampa, Florida 33602

(855) 389-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yaron Eitan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dual Citizenship: United States citizen and Israeli citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 785,902(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 785,902(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,902(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Comprised of (i) 624,454 shares of the Class A common stock, par value $0.0001 per share (the “Common Stock”) of Marpai, Inc. (the “Issuer”) held directly by Yaron Eitan, (ii) 56,948 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $31.60 per share expiring on February 9, 2026 (the “Warrants”), (iii) 42,000 restricted stock units vesting over the next 2 years; and (iii) 62,500 options to purchase 62,500 shares of Common Stock (the “Options”).

(2)
Percentage is calculated based on 11,012,048 shares of Common Stock outstanding as of May 29, 2024.

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2021, Amendment No. 1 to Schedule 13D filed on November 24, 2023 and Amendment No. 2 to Schedule 13D filed on January 1, 2024 (collectively, the “Schedule 13D”)

Item 3. Source and Amount of Funds or Other Considerations

On May 10, 2024, the Reporting Person purchased 5,000 shares of Common Stock of the Issuer at a weighted average purchase price of $2.66. The Reporting Person paid such consideration using personal funds.

On May 23, 2024, the Reporting Person granted 60,000 shares of Restricted Stock Units to be vested over the next 3 years.

Item 4. Purpose of Transaction

Yaron Eitan acquired the securities for business investment purposes.

Item 5. Interest in Securities of the Issuer

(a) As of May 29, 2024, Yaron Eitan directly beneficially owned 785,902 shares of the Issuer’s Common Stock which are comprised of 624,454 shares of Common Stock, 56,948 Warrants to purchase 56,948 shares of Common Stock, 42,000 restricted stock units, and 62,500 Options to purchase 62,500 shares of Common Stock.

(b) Yaron Eitan has sole voting and dispositive power of 624,454 shares of Common Stock of the Issuer, as of May 29, 2024.

(c)
Not applicable.

(d)
Not applicable.

(e)
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : May 29, 2024

By: /s/ Yaron Eitan

Yaron Eitan